Exhibit 12.1

	Fiscal Years Ended On					Six Months Ended
	February 1,	January 31,	January 30,	January 28,	February 3,	July 29,	August 4,
	2002	2003	2004	2005	2006	2005	2006
Earnings:
Earnings Before Income Taxes	1,535	2,362	2,908	3,520	4,496	2,317	2,888
Add: Fixed Charges	298	303	303	310	340	163	161
Less: Capitalized Interest	(34)	(25)	(26)	(28)	(28)	(10)	(13)

Adjusted Earnings	1,799	2,640	3,185	3,802	4,808	2,470	3,036

Fixed Charges:
Interest Expense	232	228	224	220	231	111	105
1/3 Rental Expense	66	75	79	90	109	52	56

Total Fixed Charges	298	303	303	310	340	163	161

Ratio of Earnings to Fixed Charges	6.0	8.7	10.5	12.3	14.1	15.2	18.9